

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Tarek Tabsh
Chief Executive Officer
Relativity Acquisition Corp.
3753 Howard Hughes Pkwy, Suite 200
Las Vegas, NV 89169

      Re: Relativity Acquisition Corp.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 31, 2022
          File No. 001-41283

Dear Tarek Tabsh:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction